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                                                       OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                        Surgical Laser Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868819202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                     Dennis M. McGrath, c/o PhotoMedex, Inc.
       Five Radnor Corporate Center, Suite 470, Radnor, Pennsylvania 19087
                             Tel. No. (610) 971-9292
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 2 of 10 Pages
  --------------------------                   ---------------------------------

================================================================================
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

       PhotoMedex, Inc.  (59-2058100)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [X]

       See Item 2 below.
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                      0
                        --------------------------------------------------------
        NUMBER OF             8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    612,071/(1)/
        OWNED BY        --------------------------------------------------------
          EACH                9       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                       0
          WITH          --------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    612,071/(1)/
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [X]
       See Footnote 1 on the following page.
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             23.7%/(1)/

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)                 CO

================================================================================

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 3 of 10 Pages
  --------------------------                   ---------------------------------

         (1) Shares of Surgical Laser Technologies, Inc. ("SLT") Common Stock ("SLT Common Stock") are subject to the Stockholders Agreements (as discussed in Items 3, 4 and 5 below). PhotoMedex, Inc. ("PhotoMedex") expressly disclaims beneficial ownership of any shares of SLT Common Stock covered by the Stockholder Agreements. Based on the number of shares of SLT Common Stock outstanding as of September 25, 2002 (as represented by SLT in the Merger Agreement discussed in Items 3, 4 and 5), the number of shares of SLT Common Stock covered by the Stockholder Agreements represents 612,071 shares of SLT Common Stock, or approximately 23.7% of the shares of SLT Common Stock (including 351,008 issued and outstanding shares or approximately 15% of the issued and outstanding shares of SLT Common Stock, and options to purchase up to 261,063 shares of SLT Common Stock). To PhotoMedex's knowledge, no person listed in Annex A has an ownership interest in SLT, except for Richard J. DePiano, who is currently the chairman of the board of directors of SLT and a member of the board of directors of PhotoMedex, and a stockholder of each company, and who will continue to serve as a director of PhotoMedex following the Merger (as defined below). Mr. DePiano beneficially owns: (i) 55,000 shares of SLT Common Stock (including options to purchase up to 40,000 shares of SLT Common Stock), and (ii) 70,000 shares of PhotoMedex Common Stock (including options to purchase up to 55,000 shares of PhotoMedex Common Stock).

ITEM 1. SECURITY AND ISSUER

         (a)              Name of Principal Executive Offices of Issuer:

                          Surgical Laser Technologies, Inc.
                          147 Keystone Drive
                          Montgomeryville, Pennsylvania 18936

         (b)              Title of Class of Equity Securities:

                          Common Stock, $0.01 par value
                          ("SLT Common Stock")

ITEM 2. IDENTITY AND BACKGROUND

         The name of the corporation filing this statement is PhotoMedex, Inc., a Delaware corporation ("PhotoMedex"). PhotoMedex is engaged in the development, manufacturing and marketing of proprietary excimer laser and fiber optic equipment and techniques directed toward the treatment of inflammatory and cosmetic skin disorders, known as the XTRAC system. In connection with its current business plan, the initial medical applications for its excimer laser technology are intended to be used in the treatment of psoriasis, vitiligo, atopic dermatitis and leukoderma. PhotoMedex is also developing its technology for the treatment of other skin disorders. As a part of its commercialization strategy in the United States, PhotoMedex is providing the XTRAC system to targeted dermatologists at no capital cost to them.

         The name, business address, present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each director and executive officer of PhotoMedex are set forth in Annex A hereto and are incorporated herein by reference. During the last five years neither PhotoMedex nor, to the best of PhotoMedex's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In 1997, as a result of certain alleged securities law violations in 1992 and early 1993 under prior management, PhotoMedex entered into a Settlement Order with the Securities and Exchange Commission, in which PhotoMedex consented to the entry of an order finding that prior management violated the securities laws and ordering prior management to cease and desist from any future securities law violations. The alleged events occurred prior to the change in its management and board of directors. Except for the foregoing, during the last five years neither PhotoMedex nor, to the best of PhotoMedex's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 4 of 10 Pages
  --------------------------                   ---------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds of PhotoMedex were used to purchase shares of SLT Common Stock. PhotoMedex does not have any economic interest in the shares of SLT Common Stock. PhotoMedex may be deemed to have obtained beneficial ownership of SLT Common Stock pursuant to the Stockholder Agreements described below. To PhotoMedex's knowledge, no person listed in Annex A has an ownership interest in SLT, except for Richard J. DePiano, who is currently the chairman of the board of directors of SLT and a member of the board of directors of PhotoMedex, and a stockholder of each company, and who will continue to serve as a director of PhotoMedex following the Merger. Mr. DePiano beneficially owns: (i) 55,000 shares of SLT Common Stock (including options to purchase up to 40,000 shares of SLT Common Stock), and (ii) 70,000 shares of PhotoMedex Common Stock (including options to purchase up to 55,000 shares of PhotoMedex Common Stock).

         On September 25, 2002, PhotoMedex entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among PhotoMedex, J Merger Corp., Inc., a Delaware corporation and a wholly-owned subsidiary of PhotoMedex ("Merger Sub"), and SLT. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into SLT with SLT continuing as the surviving corporation and a wholly-owned subsidiary of PhotoMedex (the "Merger"). As a result of the Merger, each issued and outstanding share of SLT Common Stock will be automatically converted into the right to receive 1.12 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of PhotoMedex ("PhotoMedex Common Stock"). When the Merger is completed, no SLT stock options will be assumed or substituted by PhotoMedex. Each warrant to purchase SLT common stock outstanding immediately before the completion of the Merger will automatically become a fully vested warrant to purchase shares of PhotoMedex common stock. The number of shares of PhotoMedex common stock for which a warrant is exercisable and the exercise price will be adjusted for the Exchange Ratio in the Merger. The consummation of the Merger is subject to the approval of the stockholders of SLT and other customary closing conditions. There can be no guarantee that the Merger or the other transactions contemplated by the Merger Agreement will close by any particular date, if at all.

         As a condition and inducement to the execution of the Merger Agreement, PhotoMedex and Merger Sub entered into several Stockholder Agreements, dated as of September 25, 2002 (the "Stockholder Agreements"), with each of the stockholders of SLT listed on Annex B (the "SLT Holders"). The SLT Holders consist of the directors and officers of SLT. Pursuant to the Stockholder Agreements, each of the SLT Holders has agreed to vote his or its shares of SLT Common Stock, plus any additional shares of SLT Common Stock that any such SLT Holder purchases or with respect to which any such SLT Holder otherwise acquires beneficial ownership after the date of the Stockholder Agreement (collectively, the "SLT Holder Shares"), prior to the earlier to occur of: (i) the effective time of the Transaction, and (ii) the termination of the Merger Agreement (the "Expiration Date"), at every meeting of the stockholders of SLT called with respect to the transactions contemplated by the Merger, as set forth in the Merger Agreement (the "Transaction") and any matter that could reasonably be expected to facilitate the Transaction, and at every adjournment thereof, and on every action or approval by written resolution of the stockholders of SLT, in favor of approval of the Transaction and any matter that could reasonably be expected to facilitate the Transaction.

         Pursuant to the Stockholder Agreements, the SLT Holders granted to Jeffrey F. O'Donnell, a director and the chief executive officer of PhotoMedex, and to Dennis M. McGrath, the chief financial officer of PhotoMedex, individually and in their respective capacities as officers of PhotoMedex, and any other individual who succeeds any such officer of PhotoMedex, and any other person designated in writing by PhotoMedex, an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law, with respect to the SLT Holder Shares in accordance with the foregoing in respect of any matter specified above.

         Under the Stockholder Agreements, each SLT Holder also has agreed until the Expiration Date, and except as expressly contemplated hereby, not to (i) sell, transfer, pledge, encumber, grant, assign or otherwise dispose of, enforce any redemption agreement with SLT or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, grant, assignment or other disposition of, record or beneficial ownership of any of the SLT Holder Shares or any interest in any of the foregoing, except to PhotoMedex or Merger Sub, (ii) grant any proxies or powers of attorney, deposit any SLT Holder Shares into a voting trust or enter into a voting agreement with respect to any SLT Holder Shares, or any interest in any of the SLT Holder Shares, except pursuant to the proxy described above, or (iii) take any action that would make any representation or warranty of the SLT Holder contained in his or its respective Stockholder

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 5 of 10 Pages
  --------------------------                   ---------------------------------

         Agreements untrue or incorrect or have the effect of preventing or disabling the SLT Holder from performing his or its obligations under his or its respective Stockholder Agreement.



         Under the Stockholder Agreements, each SLT Holder further has agreed, until the Expiration Date, not to (i) initiate or solicit, directly or indirectly, any proposal, plan of offer to acquire all or any substantial part of the business or properties or SLT Common Stock, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate SLT or otherwise distribute to the holders of SLT Common Stock all or any substantial part of the business, properties or SLT capital stock (each, an "Acquisition Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning SLT's business, properties or assets to any corporation, partnership, person or other entity or group (other than PhotoMedex or Merger Sub, or any associate, agent or representative of PhotoMedex or Merger Sub), under any circumstances that would reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal provided that, in the case of clauses
         (iii) and (iv) above, the foregoing shall not prevent any SLT Holder, in his capacity as a director or officer (as the case may be) of SLT, from taking any actions regarding the consideration of SLT's board of directors with respect to an unsolicited superior proposal to the Transaction by a third party. In the event the SLT Holder receives or becomes aware of any Acquisition Proposal subsequent to the date hereof, each SLT Holder will be required to promptly inform PhotoMedex as to any such matter and the details thereof to the extent possible without breaching any other agreement to which any such SLT Holder is a party or violating his fiduciary duties.

         The Stockholder Agreements and the irrevocable proxy granted therein terminate on the Expiration Date.

         PhotoMedex did not pay additional consideration to any SLT Holder in connection with the execution and delivery of the Stockholder Agreements.

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Stockholder Agreements attached as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated here in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Item 3 is incorporated herein by reference.

         References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, which is incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

                       As a result of the Stockholder Agreements, PhotoMedex may be deemed to be the beneficial owner of 612,071 shares of SLT Common Stock which constitutes approximately 23.7% of the shares of SLT Common Stock (including 351,008 issued and outstanding shares or approximately 15% of the issued and outstanding shares of SLT Common Stock, and options to purchase up to 261,063 shares of SLT Common Stock), based on the number of shares of SLT Common Stock outstanding as of September 25, 2002 (as represented by SLT in the Merger Agreement). PhotoMedex may be deemed to have the shared power to vote (or to direct the vote of) the SLT Holder Shares with respect to those matters described in Item 3; provided, however, PhotoMedex (i) is not entitled to any rights as a stockholder of SLT as to the SLT Holder Shares, and (ii) disclaims any beneficial ownership of the shares of SLT Common Stock which are covered by the Stockholder Agreements.

                       To PhotoMedex's knowledge, no person listed in Annex A has an ownership interest in SLT, except for Richard J. DePiano, who is currently the chairman of the board of directors of SLT and a member of the

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 6 of 10 Pages
  --------------------------                   ---------------------------------

                       board of directors of PhotoMedex, and a stockholder of each company, and who will continue to serve as a director of PhotoMedex following the Merger. Mr. DePiano beneficially owns: (i) 55,000 shares of SLT Common Stock (including options to purchase up to 40,000 shares of SLT Common Stock), and (ii) 70,000 shares of PhotoMedex Common Stock (including options to purchase up to 55,000 shares of PhotoMedex Common Stock).

                       Set forth in Annex B are the names of the stockholders of SLT that have entered into the Stockholder Agreements with PhotoMedex, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to PhotoMedex's knowledge.

         (c) Except as described in Item 3, to the knowledge of PhotoMedex, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d)           Not applicable.

         (e)           Not applicable.

                       References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this
                       Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the form Stockholder Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth or incorporated by reference in Items 3, 4 and 5 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


             Exhibit 1 Agreement and Plan of Merger, dated as of September 25, 2002, by and among PhotoMedex, Inc., J Merger Corp., Inc., and Surgical Laser Technologies, Inc. (without exhibits)

             Exhibit 2 Form Stockholder Agreement, dated as of September 25, 2002, between PhotoMedex, Inc., J Merger Corp., Inc., and certain stockholders of Surgical Laser Technologies, Inc. (without exhibits)

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 7 of 10 Pages
  --------------------------                   ---------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date: November 8, 2002

                                     Signature: /s/ Dennis M. McGrath
                                                --------------------------------

                                     Name of Reporting Person: PhotoMedex, Inc.
                                     By: Dennis M. McGrath
                                     Title: Chief Financial Officer



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 8 of 10 Pages
  --------------------------                   ---------------------------------

                                     ANNEX A

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of PhotoMedex, Inc.

         Unless otherwise indicated, PhotoMedex, Inc. employs each person identified below. The principal address of PhotoMedex, Inc., and unless otherwise indicated below, the current business address for each individual listed below is c/o PhotoMedex, Inc., Five Radnor Corporate Center, Suite 470, Radnor, Pennsylvania 19087.

         NAME AND TITLE:                        PRESENT PRINCIPAL OCCUPATION AND
                                                NAME OF EMPLOYER, CITIZENSHIP

         Warwick Alex Charlton                  Managing Director
         Director, Chairman of the Board        True North Partners LLC
                                                65 Broadway, 7th Floor
                                                New York, New York 10006
                                                U.S. citizen

         John J. McAtee, Jr.                    Financial Consultant
         Director                               Two Greenwich Plaza
                                                Greenwich Connecticut 06830
                                                U.S. citizen

         Jeffrey F. O'Donnell                   U.S. citizen
         Director, Chief Executive Officer
         and President

         Samuel E. Navarro                      Managing Director
         Director                               The Galleon Group
                                                55 East 52nd St., 33rd Floor
                                                New York, New York 10055
                                                U.S. citizen

         Alan R. Novak                          Chairman
         Director                               Infra Group, L.L.C.
                                                3050 K Street, NW, Suite 105
                                                Washington, D.C. 20007
                                                U.S. citizen

         Richard J. DePiano                     Chairman and Chief Executive
         Director                               Officer
                                                Escalon Medical Corp.
                                                351 East Conestoga Road
                                                Wayne, Pennsylvania 19087
                                                U.S. citizen

         Dennis M. McGrath                      U.S. citizen
         Chief Financial Officer

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 9 of 10 Pages
  --------------------------                   ---------------------------------

                                     ANNEX B

The following table sets forth the name and address of each Surgical Laser Technologies, Inc. stockholder that entered into the Stockholder Agreements with PhotoMedex, Inc. and J Merger Corp., Inc., and the office or directorship with Surgical Laser Technologies, Inc. held by each such person. Except as indicated below, the business address of each such person is c/o Surgical Laser Technologies, Inc., 147 Keystone Drive, Montgomeryville, Pennsylvania 18936.

     NAME AND BUSINESS ADDRESS:             PRESENT OFFICE AND/OR DIRECTORSHIP                       SHARES
                                            WITH SURGICAL LASER TECHNOLOGIES, INC.                   BENEFICIALLY
                                                                                                     OWNED
     Robert L. Crutchfield (1)              Vice President of Business Development                   160,000
     1003 23/rd/ Avenue, Suite B
     Tuscaloosa, Alabama 35401

     James Lee Stafford (2)                 Director                                                 111,666
     213 Commerce Street
     West Point, Mississippi 39773


     Michael R. Stewart (3)                 President, Chief Executive Officer and Director          98,752

     Davis Woodward (4)                     Vice President, Finance and Chief Financial Officer      90,381

     Jay L. Federman (5)                    Director                                                 68,505
     501 North Essex Avenue
     Narbeth, Pennsylvania 19072

     Richard J. DePiano (6)                 Director                                                 55,000
     351 East Conestoga Road
     Wayne, Pennsylvania 19087

     Sheldon M. Bonovitz (7)                Director                                                 29,766
     One Liberty Place
     Philadelphia, Pennsylvania 19103

     Craig K. Carra (8)                     Treasurer and Controller                                    500

____________________________

         (1) Includes 140,000 shares of SLT Common Stock and options to purchase up to 20,000 shares of Common Stock.

         (2) Includes 105,000 shares of SLT Common Stock and options to purchase up to 6,666 shares of Common Stock.

         (3) Includes 1,286 shares of SLT Common Stock and options to purchase up to 97,466 shares of Common Stock.

         (4) Includes 39,782 shares of SLT Common Stock and options to purchase up to 50,599 shares of Common Stock.

         (5) Includes 46,839 shares of SLT Common Stock and options to purchase up to 21,666 shares of Common Stock. Of the 46,839 shares, 2,499 shares are owned by Dr. Federman's child and Dr. Federman disclaims beneficial ownership of such 2,499 shares.

         (6) Includes 15,000 shares of SLT Common Stock and options to purchase up to 40,000 shares of Common Stock.

         (7) Includes 5,100 shares of SLT Common Stock and options to purchase up to 24,666 shares of Common Stock. The 5,100 shares are owned by a pension trust of which Mr. Bonovitz is the beneficiary.

         (8)  Includes 500 shares of SLT Common Stock.

                                  SCHEDULE 13D

  --------------------------                   ---------------------------------
   CUSIP No. 868819202                          Page 10 of 10 Pages
  --------------------------                   ---------------------------------

                                  EXHIBIT INDEX

EXHIBIT NO.                  DOCUMENT

Exhibit 1 Agreement and Plan of Merger, dated as of September 25, 2002, by and among PhotoMedex, Inc., J Merger Corp., Inc. and Surgical Laser Technologies, Inc. (without exhibits)

Exhibit 2 Form of Stockholder Agreement, dated as of September 25, 2002, by and among PhotoMedex, Inc., J Merger Corp., Inc. and certain stockholders of Surgical Laser Technologies, Inc. (without exhibits)